Uniti Group Corporate Headquarters 2101 Riverfront Drive, Suite A Little Rock, AR 72202 501.850.0820 | uniti.com

VIA EDGAR

September 12, 2024

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:       Inessa Kessman

Robert Littlepage

Re:         Uniti Group Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Form 10-Q for the Fiscal Quarters Ended June 30, 2024

File No. 001-36708

Ladies and Gentlemen:

This letter sets forth the response of Uniti Group Inc. (the “Company”) to the comments from the Staff of the Division of Corporation Finance (the “Staff”), of the United States Securities and Exchange Commission (the “Commission”), received by letter dated August 30, 2024, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on February 29, 2024, as subsequently amended (the “2023 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2024 filed with the Commission on August 1, 2024. For your convenience, we have included each of the Staff’s comments below, immediately followed by our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Consolidation

Immaterial Error Correction of Previously Issued Financial Statements, page 61

1.	We note you had an error for the three and nine months ended September 30, 2023 which you believe is immaterial. It is not clear to us why a non-GAAP measure is noted as a basis to determine materiality. Please provide us with your materiality analysis. Refer to the guidance in SAB 99.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company considered both GAAP and non-GAAP measures in reaching its conclusion that the error in the previously issued consolidated financial statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 is not material pursuant to guidance in Staff Accounting Bulletin No. 99 (“SAB 99”).

An assessment of materiality requires that management view the facts in the context of the surrounding circumstances or the total mix of information, which includes both quantitative and qualitative factors in assessing an item’s materiality.

Quantitative Analysis

The Company first considers total assets when assessing quantitative materiality. The Company believes that financial statements users are likely to focus primarily on total assets as the underlying assets (particularly property, plant and equipment, which constitutes a significant portion of the Company’s total assets) generate the cash flows and distributions to investors. Additionally, total assets reflect the size of the business, which investors use to assess the Company’s ability to generate future cash flows. The Company believes that total assets are most often used by Real Estate Investment Trusts (“REITs”) and other asset intensive industries to establish and assess quantitative materiality. Total assets provide a stable and predictable base to evaluate materiality. As a result of these factors, the Company identified total assets as the most relevant GAAP metric for assessing quantitative materiality. The Company determined materiality of $25 million for fiscal year 2023, using 0.5% of total assets as the benchmark. However, this was the starting point for the evaluation of the total mix of information for assessing overall materiality of the error.

The following tables reflect the impact of the correction of the error in the Company’s Condensed Consolidated Financial Statements as of September 30, 2023 and for the three and nine months ended September 30, 2023.

Unaudited Condensed Consolidated Balance Sheet:

	September 30, 2023
(Thousands)	As Reported	Adjustment	As Adjusted	% Change
Goodwill	$208,378	$(50,998)	$157,380	-24.5%
Deferred income tax assets, net	$90,792	$13,035	$103,827	14.4%
Total Assets	$4,981,325	$(37,963)	$4,943,362	-0.8%
Distributions in excess of accumulated earnings	$(3,665,569)	$(37,946)	$(3,703,515)	1.0%
Total Uniti shareholders' deficit	$(2,446,730)	$(37,946)	$(2,484,676)	1.6%
Operating partnership units	$2,040	$(17)	$2,023	-0.8%
Total shareholders' deficit	$(2,444,440)	$(37,963)	$(2,482,403)	1.6%
Total Liabilities and Shareholders' Deficit	$4,981,325	$(37,963)	$4,943,362	-0.8%

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss:

	Three Months Ended September 30, 2023
(Thousands, except per share data)	As Reported	Adjustment	As Adjusted	% Change
Goodwill impairment	$153,000	$50,998	$203,998	33.3%
Total costs and expenses	$415,353	$50,998	$466,351	12.3%
Loss before income taxes and equity in earnings from unconsolidated entities	$(124,698)	$(50,998)	$(175,696)	40.9%
Income tax benefit	$(43,095)	$(13,035)	$(56,130)	30.2%
Net loss	$(80,933)	$(37,963)	$(118,896)	46.9%
Net loss attributable to noncontrolling interests	$(36)	$(17)	$(53)	47.2%
Net loss attributable to shareholders	$(80,897)	$(37,946)	$(118,843)	46.9%
Net loss attributable to common shareholders	$(81,223)	$(37,946)	$(119,169)	46.7%
Earnings per share - Basic	$(0.34)	$(0.16)	$(0.50)	147.1%
Earnings per share - Diluted	$(0.34)	$(0.16)	$(0.50)	147.1%

Comprehensive loss:
Net loss	$(80,933)	$(37,963)	$(118,896)	46.9%
Comprehensive loss	$(80,933)	$(37,963)	$(118,896)	46.9%
Comprehensive loss attributable to noncontrolling interest	$(36)	$(17)	$(53)	47.2%
Comprehensive loss attributable to shareholders	$(80,897)	$(37,946)	$(118,843)	46.9%

	Nine Months Ended September 30, 2023
(Thousands, except per share data)	As Reported	Adjustment	As Adjusted	% Change
Goodwill impairment	$153,000	$50,998	$203,998	33.3%
Total costs and expenses	$990,535	$50,998	$1,041,533	5.1%
Loss before income taxes and equity in earnings from unconsolidated entities	$(126,360)	$(50,998)	$(177,358)	40.4%
Income tax benefit	$(49,864)	$(13,035)	$(62,899)	26.1%
Net loss	$(74,506)	$(37,963)	$(112,469)	51.0%
Net loss attributable to noncontrolling interests	$(33)	$(17)	$(50)	51.5%
Net loss attributable to shareholders	$(74,473)	$(37,946)	$(112,419)	51.0%
Net loss attributable to common shareholders	$(75,378)	$(37,946)	$(113,324)	50.3%
Earnings per share - Basic	$(0.32)	$(0.16)	$(0.50)	156.3%
Earnings per share - Diluted	$(0.32)	$(0.16)	$(0.50)	156.3%

Comprehensive loss:
Net loss	$(74,506)	$(37,963)	$(112,469)	51.0%
Comprehensive loss	$(74,506)	$(37,963)	$(112,469)	51.0%
Comprehensive loss attributable to noncontrolling interest	$(33)	$(17)	$(50)	51.5%
Comprehensive loss attributable to shareholders	$(74,473)	$(37,946)	$(112,419)	51.0%

Unaudited Condensed Consolidated Statement of Cash Flows:

	Nine Months Ended September 30, 2023
(Thousands, except per share data)	As Reported	Adjustment	As Adjusted	% Change
Cash flows from Operating Activities
Net loss	$(74,506)	$(37,963)	$(112,469)	51.0%
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	$(50,161)	$(13,035)	$(63,196)	26.0%
Goodwill impairment	$153,000	$50,998	$203,998	33.3%
Net cash provided by operating activities	$190,575	$-	$190,575	0.0%

With respect to the balance sheet as of September 30, 2023, the adjustments to total assets and total shareholders’ deficit both exceed our established quantitative materiality, but the Company notes that the error relative to total assets and total shareholders’ deficit was less than 1% and approximately 1.6%, respectively, of the previously reported amounts. With respect to the statement of cash flows, there was no change in the net cash provided by (used in) operating, investing or financing activities.

With regard to the statement of loss for the three months ended September 30, 2023, the adjustments to the goodwill impairment line item and net loss were $51 million (or 33%) and $38 million (or 47%), respectively, both of which exceed our established quantitative materiality. The nine months ended September 30, 2023, were similarly impacted, with adjustments to the goodwill impairment line and net loss of 33% and 51%, respectively.

Although the effect of the error within total assets, shareholders’ deficit, goodwill impairment and net loss (all GAAP measures) quantitatively exceeded our established materiality, the Company does not believe the judgement of a reasonable person would be changed or influenced by the nature and impact of the error. Specifically, the Company is a REIT, and we believe that most investors and analysts focus on the Company’s ability to generate cash flows to pay and grow dividends. The additional goodwill impairment is a non-cash charge that does not affect the Company’s ability to generate cash flows, pay dividends to investors, or service its debt.

Qualitative Analysis

In addition to assessing quantitative factors and consistent with the guidance in SAB 99, the Company considered qualitative factors in its evaluation of the materiality of the error. The following is the list of factors evaluated in determining whether the error was material, as well as our assessment of each of these factors:

•	Whether the error arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Assessment: The error relates to measuring the amount of the goodwill impairment. Goodwill impairment is based on the estimated fair value of the reporting unit and therefore is subject to measurement uncertainty. However, the error specifically relates to the determination of the income tax benefits associated with the goodwill impairment, which requires the use of a simultaneous equation to calculate the income tax benefits. The calculation of income tax benefits is capable of precise measure, but it primarily affects the amount of the goodwill impairment, which is based on an estimate and not capable of a precise measure.

•	Whether the error masks a change in earnings or other trends.

Assessment: The Company was in a net loss position before and after the error corrections for the three and nine months ended September 30, 2023. The net loss for these periods was largely driven by the goodwill impairment charge. Additionally, the error did not affect any trend in earnings as net income has been largely impacted recently by goodwill impairment charges, debt refinancing costs, and gains on sales of real estate and operations. Additionally, the error does not affect other trends in revenues, operating expenses, general and administrative expenses, interest expenses or cash flows.

•	Whether the error hides a failure to meet analysts’ consensus expectations for the enterprise.

Assessment: The Company believes that analysts largely assess the Company’s performance as a REIT by evaluating its ability to generate cash flows to pay and grow dividends. Accordingly, analysts use performance measures focused on cash flows such as Adjusted EBITDA and Adjusted Funds From Operations (“AFFO”). The misstatement had no effect on the Company’s reported consolidated Adjusted EBITDA and AFFO. Although not the primary focus of the Company’s materiality evaluation, management believes that the error’s lack of impact on these performance measures is an important factor to consider in the overall evaluation. Further, the Company has previously recognized goodwill impairments that were attributable to prevailing macroeconomic and financial market factors, and also indicated in forward-looking comments that future increases in interest rates could result in further impairments regardless of the underlying performance of the Fiber segment. As a result of our historical goodwill impairment, we believe that a reasonable person would understand that future impairments due to changes in interest rate environments were foreseeable.

•	Whether the error changes a loss into income or vice versa.

Assessment: The Company was in a net loss position before and after the correction.

•	Whether the error concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Assessment: The error only impacted the Fiber segment. As noted in our segment disclosures, management evaluates segment performance using Adjusted EBITDA and believes that it is a useful measure for users of the financial statements to evaluate performance. The error does not affect the amount of Adjusted EBITDA disclosed for our Fiber segment disclosures. Additionally, as we disclosed, we believe that the goodwill impairment was largely the result of macroeconomic and financial markets. Accordingly, we believe that the additional impairment recognized for the income tax effects is not a reflection of Fiber's fundamental operations and performance.

•	Whether the error affects the registrant’s compliance with regulatory requirements.

Assessment: Goodwill impairment charges do not impact regulatory compliance of the Company.

•	Whether the error affects the registrant’s compliance with loan covenants or other contractual requirements.

Assessment: Loan covenant calculations are not impacted by the Company’s goodwill balance or by goodwill impairment charges. The Company’s loan covenants are based on a leverage metric that is based on a defined Adjusted EBITDA metric, which explicitly excludes the impact of income taxes and goodwill impairment charges from the calculation of Adjusted EBITDA.

•	Whether the error has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Assessment: The error did not increase management’s compensation in 2023. Management’s short-term incentive compensation for 2023 was based on consolidated AFFO, churn, bookings, installations and selling, general and administrative expenses, each of which are not impacted by goodwill impairment charges.

•	Whether the error involves concealment of an unlawful transaction.

Assessment: The error did not conceal an unlawful transaction or our involvement in an actual fraud or illegal act.

Other Considerations

The Company also evaluated the impacts the error had on the statement of cash flows, noting the change in net loss is offset by the change in goodwill impairment and the deferred tax asset, which only impacts the components of the operating section of the statement of cash flows, but had no effect on total operating, investing or financing cash flows. The Company believes that a reasonable person is more concerned with total cash flows from operating activities and not with any of the individual components (non-cash charges) of the operating section of the statement of cash flows. The Company has concluded that the statement of cash flows impact is immaterial.

The Company also evaluated the impact that prior goodwill impairments have had, if any, on the Company’s stock price. Since 2020, the Company has recognized $464.5 million of goodwill impairment charges. In assessing the error, the Company considered that it had not received any meaningful questions or requests from any analyst or investor related to previous goodwill impairments, despite having impaired goodwill a total of $464.5 million (approximately 70% of the goodwill on our consolidated balance sheet as of December 31, 2019) over the last three years. Further, the Company considered that (i) its stock price has not experienced more than a 5% decline upon each announcement of earnings that included an impairment charge and (ii) the stock price experienced an increase of 6% the day the Company announced the $153 million goodwill impairment for the three months ended September 30, 2023, which the Company believes is more correlated to the performance of the business as reported in the earning reports and not the goodwill impairment charges. This further supports the Company’s belief that the investor community does not focus on the Company’s goodwill balances and related impairment charges when making investment decisions. For these reasons and those noted above, the Company believes the non-cash goodwill impairment error does not materially misstate its previously issued financial statements and an additional 11% impairment charge is not likely to have influenced an investment or other business decision of a reasonable person.

Materiality Conclusions

Although the effects of certain of the financial statement line items impacted by the error are quantitatively significant in terms of dollars, management believes when taking into consideration the qualitative factors and other considerations discussed above, that it is not probable that the judgement of a reasonable person relying on the Condensed Consolidated Financial Statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 would have changed or been influenced by the correction of the error.

Despite the fact that the error was not considered material to the Consolidated Financial Statements, as disclosed in Part II, Item 9A “Controls and Procedures” on page 104 of the Company’s 2023 Form 10-K, the Company identified a material weakness in our internal control over financial reporting due to ineffective controls over the annual goodwill impairment assessment that resulted in the immaterial misstatements to goodwill, deferred income tax assets, income tax benefit, and goodwill impairment that were corrected prior to issuance of the Consolidated Financial Statements as of and for the year ended December 31, 2023, due to the potential magnitude of a misstatement.

Form 10-Q for the Fiscal Quarters Ended June 30, 2024

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Non-GAAP Financial Measures, page 51

2.	With regard to your Adjusted EBITDA reconciliation, please quantify what is included in Other, net. We note the balance does not equal to the line item “Other, net” in your Condensed Consolidated Statements of Income.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the “Other, net” line item in our Adjusted EBITDA reconciliation represents “Other (income) expense, net” from our Condensed Consolidated Statements of Income, in addition to discrete items that occurred during the periods presented and are included within either “Operating expense (exclusive of depreciation and amortization)” or “General and administrative expense” in the Company’s Condensed Consolidated Statements of Income.

The following table reflects the reconciliation between “Other (income) expense, net” in our Condensed Consolidated Statements of Income to “Other, net” in our Adjusted EBITDA reconciliation for the three and six months ended June 30, 2024 and 2023, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
Dollars in thousands	2024	2023	2024	2023
Other (income) expense, net[1]	$(19)	$(291)	$(301)	$19,888
Amortization of non-cash rights-of-use assets[2]	850	760	1,670	1,518
Severance costs[3]	217	-	1,590	-
Insurance recovery[2]	-	-	-	(424)
Other, net[4]	$1,048	$469	$2,959	$20,982

Notes:

1 – Line item in our Condensed Consolidated Statements of Income.

2 – Included within the “Operating expense” line item in our Condensed Consolidated Statements of Income.

3 – Included within the “General and administrative” line item in our Condensed Consolidated Statements of Income.

4 – Line item included in our Adjusted EBITDA reconciliation.

Liquidity and Capital Resources

Outlook, page 56

3.	Please expand your outlook discussion to analyze your ability to generate and obtain adequate amounts of cash to meet requirements and plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). We refer to guidance in Item 303 of Regulation S-K.

Response: The Company will expand in future filings our liquidity and capital resources discussion analyzing our ability to generate and obtain adequate liquidity to meet requirements and plans for cash in the short-term and separately in the long-term, in accordance with Item 303 of Regulation S-K.

The Company respectfully acknowledges that it is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We believe the above responses address your comments. However, if you have further comments or need additional information, please feel free to contact me directly at paul.bullington@uniti.com.

Sincerely,

/s/ Paul E. Bullington
Paul E. Bullington
Senior Vice President – Chief Financial Officer and Treasurer